                                  [LETTERHEAD]


                                                      BRYAN F. SMITH, JR.
                                                    SENIOR VICE PRESIDENT,
                                                  GENERAL COUNSEL & SECRETARY
                                                  Direct Dial: (214) 828-7991
                                                   Facsimile: (214) 841-6574


                                 August 1, 2000



BY ELECTRONIC SUBMISSION

Securities and Exchange Commission
450 Fifth Street, N.W.
Judiciary Plaza
Washington, D.C.  20549

        RE:   7-ELEVEN, INC.
              REGISTRATION STATEMENT ON FORM S-3
              FILE NO. 333-36496 (THE "REGISTRATION STATEMENT")

Ladies and Gentlemen:

Pursuant to Rule 477 under the Securities Act of 1933, as amended, 7-Eleven, Inc. (the "Company") hereby requests to withdraw the Registration Statement, originally filed with the Commission on May 8, 2000. The Company wishes to withdraw the Registration Statement because it does not intend to conduct the offering of shares of common stock contemplated in the Registration Statement at this time. No securities were issued or sold pursuant to the Registration Statement.

If you have any questions about this matter, please let me know.

                                        Sincerely,



                                        Bryan F. Smith, Jr.
                                        Senior Vice President,
                                        General Counsel and Secretary